

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2016

Mail Stop 4720

<u>Via E-mail</u>
John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10022

      Re: **Citigroup Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 26, 2016
              Definitive Proxy Statement on Schedule 14A
              Filed March 16, 2016
              File No. 001-09924

Dear Mr. Gerspach:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>

<u>General</u>

1.   You identify in Exhibit 21.01 to the 10-K several of your subsidiaries using the name Citibank. The Citibank website states that Citibank provides services to Syria from a location in Jordan. Another website provides an address and other information for "Citibank Khartoum Branch" and "Citibank Foreign Office in Khartoum."

        As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your letter to us dated July 22, 2013, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Definitive Proxy Statement on Schedule 14A

Citi's Executive Compensation Awards, page 61

3.   We note that you disclose the cash portion of the 2015 incentive award for performance for each of the named executive officers in the "Bonus" column of the Summary Compensation Table, suggesting that the Compensation Committee determined the actual amount of the award discretionarily. In this regard we note that while the Compensation Committee assesses the achievement of financial goals through "a quantitative performance rating for each goal on a scale of one to five," (refer to disclosure at the top of page 62), the disclosure is silent as how the one to five rating translates into the scorecard systems, which appears to capture three bands of performance, i.e., target, less than 10% below target, and more than 10% below target. Furthermore, disclosure does not appear to correlate certain performance level with a certain award amount, expressed either as a percentage of a predetermined bonus pool or as a percentage of revenues. In this regard, we note your disclosure stating that the $2.5 million increase in CEO's annual incentive award in 2015 "was in recognition of the steady progress Citi has made over time...;" however, we are unable to locate disclosure tying achievement of quantifiable metrics to specific compensation decisions. Given these factors, it appears that the ultimate award amounts were determined by the Compensation Committee at its discretion. Please advise, or revise your future filings to so state. For guidance, please refer to Regulation S-K Compliance and Disclosure Interpretation Question 119.02.

4.   We note that starting on page 64 you disclose certain Financial Goals which appear to be non-GAAP financial measures, such as "Risk Appetite Ratio" and "Risk Appetite Surplus." In accordance with Instruction 5 to Item 402(b) of Regulation S-K, in future filings please disclose how the number is calculated from your audited financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric Envall, Staff Attorney, at (202) 551-3234 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services